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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                              Registration Statement on Form S-4
                                                    (Registration No. 333-32438)


         On May 1, 2000, Derek V. Smith, Chairman and Chief Executive Officer of ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), and Kelly McLoughlin, Assistant Vice President of Investor Relations of ChoicePoint, gave a power point presentation to certain groups of ChoicePoint analysts in Boston and in Milwaukee. The following excerpts from the power point presentation relate to the merger transaction between ChoicePoint and DBT.

1.       On slide 14 the following:

Strategic Development

DBT Online, Inc. logo included

2.       On slide 15 the following:

DBT Company Overview

- Leading provider of organized public record information to the corporate and consumer markets
   - Corporate market products -- AutoTrack, Insight, Informed
   - Consumer market product -- KnowX.com.
- Largest markets are state and local law enforcement, public and private insurance claims adjusters and investigators, general corporate market
-  NYSE-listed company; approx. $400m market cap
-  Headquartered in Boca Raton, FL
-  400 full-time employees in four locations
-  New ChoicePoint revenue base:
   - Insurance 51%
   - Business & Government 49%

3.       On slide 17 the following:

DBT Value Enhancement

- Strengthens leadership position in highly-fragmented public record information markets
- Significantly enhances market presence in key growth markets, I.e. insurance claims, state and local government/law enforcement
- Strong Board of Directors bring significant experience, exposure and business opportunities

4.       On slide 19 the following:

DBT Value Enhancement
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-    Significant cost reduction potential in public records businesses between companies -- $10-$20 million in total combined savings potential
- Accelerates conversion of ChoicePoint technology platform to next level and enhances current technical talent and leadership
- Strong customer service function which can be exploited and expanded as business expands into new and broader markets

5.       On slide 21 the following:

DBT Value Enhancement

- Allows ChoicePoint to "set the standard" on use of public record information and responsible use of information in industry
- Diminishes opportunity for other industry players to negatively impact ChoicePoint's market opportunities through irresponsible use

6.       On slide 24 the following:

Internet Growth Initiatives

- Develop e-distribution technology to deliver core ChoicePoint credentialing products to existing markets

7.       On slide 25 the following:

Internet Growth Initiatives

- Exploit data and technology resources to develop proprietary distribution engines to small business and consumer markets

[KnowX.com(R) graphic]

8.       On slide 26 the following:

ChoicePoint E-Markets
Small Business
KnowX.com

-     Launched 1998
-     Leading public record information site on the Internet
-     $15 million revenue estimated in 2000
-     Expected to be profitable stand-alone by Q-4
-     Customer base 84% B2B; 16% consumer

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         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley
H. Irvin, Ned C. Lautenbach, C.B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of ChoicePoint:
Douglas C. Curling (Chief Operating Officer and Treasurer), Michael S. Wood (Chief Financial Officer) and Kelly McLoughlin (Director Investor Relations). As of
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the date of this communication, none of these directors and officers of
ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned 3.3% of the common stock of ChoicePoint.

         ChoicePoint and DBT Online filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC") on March 14, 2000. The joint proxy statement/prospectus was amended on April 11, 2000 and declared effective on April 13, 2000. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.